SECRETARY OF THE STATE OF
CONNECTICUT
30 TRINITY STREET
P.O. BOX 150470
HARTFORD, CT 06115-0470

09/25/2017

ADAM LOPEZ
81 PHOENIX AVE
NAUGATUCK, CT 06770

RE: Acceptance of Business Filing   **THIS IS NOT A BILL**
This letter is to confirm the acceptance of the following business filing:

Business Name: Type of Request:
STODO TECHNOLOGIES LLC   AMEND NAME

Work Order Number	: 2017277233-001	Business Filing Number	: 0005934278
Filing Date/Time	: 09/11/2017 08:30 AM	Effective Date/Time	: 09/11/2017 12:01 AM
Work Order Payment Total	: $120.00	Payment Received	: $120.00
Credit on Account	: $0.00	Customer ID	: 003054462
Business ID	: 1190832		

If you would like copies of this filing you must complete a Request for Corporate Copies and submit it with
the appropriate fee.

FRANK GOULD
Commercial Recording Division
860-509-6003
www.concord-sots.ct.gov

SECRETARY OF THE STATE OF
CONNECTICUT
30 TRINITY STREET
P.O. BOX 150470
HARTFORD, CT 06115-0470

11/18/2015

ADAM ISAAC LOPEZ
81 PHOENIX AVE
NAUGATUCK, CT 06770

RE: Acceptance of Business Filing   **THIS IS NOT A BILL**
This letter is to confirm the acceptance of the following business filing:

Business Name: Type of Request:
NAUGATUCK BEER TRUCK LLC   ARTICLES OF ORGANIZATION

Work Order Number	: 2015341616-001	Business Filing Number	: 0005432223
Filing Date/Time	: 11/13/2015 08:30 AM	Effective Date/Time	: 11/13/2015 08:30 AM
Work Order Payment Total	: $120.00	Payment Received	: $120.00
Credit on Account	: $0.00	Customer ID	: 002689009
Business ID	: 1190832		

If you would like copies of this filing you must complete a Request for Corporate Copies and submit it with the appropriate fee.

ATIYA LANZA
Commercial Recording Division
860-509-6003
www.concord-sots.ct.gov